SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY, 2004.

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               CALIFORNIA EXPLORATION LTD.

Date: January 27, 2003                         By  /s/ Nick DeMare
      --------------------                     ---------------------------------
                                               Nick DeMare, Director

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:                    X     SCHEDULE A
                                         -------
                                            X     SCHEDULES B & C
                                         -------
                                         (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                           CALIFORNIA EXPLORATION LTD.
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        NOVEMBER 30, 2003
                                         ---------------------------------------
DATE OF REPORT                           JANUARY 27, 2004
                                         ---------------------------------------


                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


NICK DEMARE                  /s/ Nick DeMare                           04/01/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

HARVEY LIM                   /s/ Harvey Lim                            04/01/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A











--------------------------------------------------------------------------------



                           CALIFORNIA EXPLORATION LTD.



                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2003

          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)




                                                      AS AT            AS AT
                                                   NOVEMBER 30,       MAY 31,
                                                       2003            2003
                                                         $               $
                                                                     (Audited)

                                     ASSETS
CURRENT ASSETS

Cash                                                     21,144          26,413
Amounts receivable and prepaids                          19,245           7,637
                                                   ------------    ------------
                                                         40,389          34,050

OIL AND GAS PROPERTIES (Note 3)                          47,239          47,463

OTHER ASSETS                                             11,500          11,500
                                                   ------------    ------------
                                                         99,128          93,013
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued
    liabilities (Notes 5(a) and (c))                    162,475         160,539

ADVANCES (Note 5(b))                                     79,046          72,620
                                                   ------------    ------------
                                                        241,521         233,159
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 4)                                1,110,074       1,110,074

DEFICIT                                              (1,252,467)     (1,250,220)
                                                   ------------    ------------
                                                       (142,393)       (140,146)
                                                   ------------    ------------
                                                         99,128          93,013
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE DIRECTORS

/s/ NICK DEMARE         , Director
------------------------
/s/ HARVEY LIM          , Director
------------------------



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      FOR THE SIX MONTHS ENDED NOVEMBER 30
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2003            2002            2003            2002
                                                         $               $               $               $

REVENUES

Oil and gas sales                                        16,323               -          26,960               -
Interest and other income                                 1,271           6,537           1,347           7,431
                                                   ------------    ------------    ------------    ------------
                                                         17,594           6,537          28,307           7,431
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                4,337               -           8,934               -
General and administration                                9,943          26,010          11,653          40,867
Depreciation, depletion and impairment                    2,830               -           5,853           8,869
                                                   ------------    ------------    ------------    ------------
                                                         17,110          26,010          26,440          49,736
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-off of bridge loans                                     -         (95,822)              -         (95,822)
Impairment of oil and gas properties                          -         (48,099)              -        (350,105)
Write-off of deferred costs                                   -         (17,248)              -         (17,248)
Write-off of capital assets                                   -               -               -         (41,829)
Unrealized foreign exchange loss                         (4,808)         (1,832)         (4,114)         (2,623)
                                                   ------------    ------------    ------------    ------------
                                                         (4,808)       (163,001)         (4,114)       (507,627)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                  (4,324)       (182,474)         (2,247)       (549,932)

DEFICIT - BEGINNING OF PERIOD                        (1,248,143)       (918,076)     (1,250,220)       (550,618)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,252,467)     (1,100,550)     (1,252,467)     (1,100,550)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.00)         $(0.02)         $(0.00)         $(0.07)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        7,646,085       7,646,085       7,646,085       7,641,276
                                                   ============    ============    ============    ============







          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      FOR THE SIX MONTHS ENDED NOVEMBER 30
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2003            2002            2003            2002
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                  (4,324)       (182,474)         (2,247)       (549,932)
Items not affecting cash
     Amortization of capital assets                           -               -               -           8,869
     Impairment of oil and gas properties                     -          48,099               -         350,105
     Depreciation, depletion and impairment               2,830               -           5,853               -
     Write-off of bridge loans                                -          95,822               -          95,822
     Write-off of deferred costs                              -          17,248               -          17,248
     Write-off of capital assets                              -               -               -          41,829
     Unrealized foreign exchange loss                     4,808           1,832           4,114           2,623
Decrease (increase) in amounts receivable               (12,423)          7,584         (11,608)          8,552
Increase (decrease) in accounts payable
     and accrued liabilities                                925          (1,197)          1,936         (10,761)
                                                   ------------    ------------    ------------    ------------
                                                         (8,184)        (13,086)         (1,952)        (35,645)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on oil and gas properties                     (902)              -          (5,629)              -
Recovery of expenditures on oil and gas properties            -         (24,279)              -         (81,709)
Other assets                                                  -         105,389               -         136,121
                                                   ------------    ------------    ------------    ------------
                                                           (902)         81,110          (5,629)         54,412
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Advances received                                         2,312               -           2,312               -
Issuance of common shares                                     -               -               -           7,251
Deferred acquisition costs                                    -               -               -          (4,099)
                                                   ------------    ------------    ------------    ------------
                                                          2,312               -           2,312           3,152
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN
     CASH DURING THE PERIOD                              (6,774)         68,024          (5,269)         21,919

CASH - BEGINNING OF PERIOD                               27,918          52,303          26,413          98,408
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                     21,144         120,327          21,144         120,327
                                                   ============    ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -               -               -
                                                   ============    ============    ============    ============
Income taxes paid in cash                                     -               -               -               -
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


1.     NATURE OF OPERATIONS AND GOING CONCERN

       California   Exploration   Ltd.   (the   "Company")  is  focused  on  the
       acquisition, exploration, development and production of crude oil and natural gas reserves.

       As at November 30, 2003, the Company had an accumulated deficit of $1,252,467 and a working capital deficiency of $122,086. The interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's interim consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

       The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.


2.     SIGNIFICANT ACCOUNTING POLICIES

       The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.     OIL AND GAS PROPERTIES

                                                      AS AT            AS AT
                                                   NOVEMBER 30,       MAY 31,
                                                       2003            2003
                                                         $               $
       Evaluated property
       Exploration and development costs                 56,724          51,095
       Less accumulated depreciation,
          depletion and impairment                       (9,485)         (3,632)
                                                   ------------    ------------
                                                         47,239          47,463
                                                   ============    ============

       The Company has a 3% working interest in certain oil and gas leases known as the West Ranch Field in Jackson County, Texas.

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


4.     SHARE CAPITAL

                                                                                      NUMBER
                                                                                    OF SHARES             $

       Authorized - unlimited common shares without par value
       Issued and outstanding - beginning and end of period                           7,646,085       1,110,074
                                                                                   ============    =============

       A summary of the Company's stock options activity during the six months ended November 30, 2003 is presented below:

                                                                     WEIGHTED
                                                      NUMBER          AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE
                                                                        CDN$

       Balance, beginning and end of period             635,000         0.42
                                                   ============


       The following table summarizes information about the stock options outstanding and exercisable at November 30, 2003:

                        NUMBER OF             WEIGHTED            WEIGHTED
       RANGE OF          OPTIONS              AVERAGE              AVERAGE
       EXERCISE        OUTSTANDING           REMAINING            EXERCISE
        PRICE              AND              CONTRACTUAL             PRICE
        CDN $          EXERCISABLE              LIFE                CDN$

        0.20             285,000             0.06 years             0.20
        0.60             350,000             0.83 years             0.60
                         635,000


5.     RELATED PARTY TRANSACTIONS

       (a) During the six months ended November 30, 2003, the Company was charged $5,980 for accounting fees by a company controlled by the President of the Company. As at November 30, 2003, $4,688 remained unpaid and is included in accounts payable and accrued liabilities.

       (b) The Company has received advances from companies owned by the President and former officers of the Company. These advances are non-interest bearing and are not due for repayment during the current fiscal year.

       (c) The Company participated in the drilling of certain oil and gas prospects with corporations in which certain of the corporations' current and former officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at November 30, 2003, $136,296 remained unpaid to Hilton Petroleum Inc., a related party, and is included in accounts payable and accrued liabilities.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


5. RELATED PARTY TRANSACTIONS (continued)

       (d) During the 2002 fiscal year the Company provided a loan of $35,000 to a former President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $5,000. As at November 30, 2003, 300,000 Loan Shares remain pledged as security for the promissory note.


6.     SEGMENTED INFORMATION

       As at November 30, 2003, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                          SIX MONTHS ENDED
                                                          NOVEMBER 30, 2003
                                                   ----------------------------
                                                   IDENTIFIABLE         NET
                                                      ASSETS       INCOME (LOSS)
                                                         $               $
       United States                                     73,400          16,499
       Canada                                            25,728         (18,746)
                                                   ------------    ------------
                                                         99,128          (2,247)
                                                   ============    ============

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2003
          (EXPRESSed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


1.(a)    GENERAL AND ADMINISTRATIVE

         General and administrative expenses for the six months ended November 30, 2003:

                                                                         $

         Accounting and administration                                    5,980
         Audit                                                              369
         Legal                                                              705
         Office and miscellaneous                                           404
         Transfer agent and regulatory filing                             4,195
                                                                   ------------
                                                                         11,653
                                                                   ============


1.(B)    RELATED PARTY TRANSACTIONS

         (a) During the six months ended November 30, 2003, the Company was charged $5,980 for accounting fees by a company controlled by the President of the Company. As at November 30, 2003, $4,688 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received advances from companies owned by the President and former officers of the Company. These advances are non-interest bearing and are not due for repayment during the current fiscal year.

         (c) The Company participated in the drilling of certain oil and gas prospects with corporations in which certain of the corporations' current and former officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at November 30, 2003, $136,296 remained unpaid to Hilton Petroleum Inc., a related party, and is included in accounts payable and accrued liabilities.

         (d) During the 2002 fiscal year the Company provided a loan of $35,000 to a former President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $5,000. As at November 30, 2003, 300,000 Loan Shares remain pledged as security for the promissory note.


2.(A)    NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2003


2.(B)    NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2003

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2003
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2003

                                                              ISSUED
                        PAR         AUTHORIZED     ----------------------------
         CLASS         VALUE           NUMBER          NUMBER          AMOUNT

         Common         WPV          Unlimited        7,646,085      $1,110,074


3.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2003

                                      EXERCISE PRICE
         SECURITY        NUMBER         PER SHARE             EXPIRY DATE
                                          CDN$

         Options        285,000           0.20                December 21, 2003
         Options        350,000           0.60                September 28, 2004
                        -------
                        635,000
                        =======

3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2003

         As at November 30, 2003:

          i) 1,858,800 common shares (the "Security Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007; and

         ii) 660,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.


3.(D)    LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2003

         Directors:
                  Desmond O'Kell (1)
                  Nick DeMare
                  Andrew Carter(1)
                  Harvey Lim(1)

         Officers:
                  Desmond O'Kell - President and CEO  (1)
                  Nick DeMare - Corporate Secretary  (1)

         (1) On September 24, 2003, Mr. Desmond O'Kell submitted his resignation as a director and President and CEO of the Company. Mr. Nick DeMare was subsequently appointed the President and CEO of the Company. In addition, Messrs. Andrew Carter and Harvey Lim were appointed as directors of the Company.

BC FORM 51-901F                                                       SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003


MANAGEMENT DISCUSSION & ANALYSIS

OPERATIONS

The Company has no significant remaining operations other than its 3% working interest in oil and gas leases in Texas. No significant costs were incurred during the six months ended November 30, 2003. General and administration expenses decreased by $29,214, from $40,867 in 2002 to $11,653 in 2003. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. Included in general and administration expenses is $5,980 charged by Chase Management Ltd., a private company owned by the President of the Company, for bookkeeping, accounting, administration and corporate filing services provided. As at November 30, 2003, $4,688 remained outstanding.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating sufficient operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. As at November 30, 2003, the Company had a working capital deficiency of $122,086 and a net shareholders' deficiency of $142,393. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

At the Company's Annual and Special General Meeting, held on November 12, 2003, Company shareholders approved a resolution for the Company to conduct a capital consolidation if management considers it to be a necessary step in order to raise additional equity capital. The Company has not taken any steps to proceed with the share consolidation.

PROPERTY UPDATE

In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. As of November 30, 2003, the Company has incurred $56,724 of exploration and development costs and for the six months ended November 30, 2003 has recorded $26,960 in oil and gas revenues, comprising of $10,639 (368 barrels) of oil and $16,321 (3,213 mcf) of gas. All the production in 2003 are associated with production from the West Ranch Field. Currently there are 11 wells producing at the West Ranch Field. Production costs of $8,934 was incurred and depletion of $5,853 was recorded for 2003. The West Ranch Field property interest remains the Company's only petroleum asset.

INVESTOR RELATIONS ACTIVITIES

During the six months ended November 30, 2003, the Company did not engage any companies to provide investor relations activities.



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